SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of JULY 2008

TMM Group, Inc.
(Translation of registrant’s name into English)
Av. de la Cúspide No.4755, Colonia Parques del Pedregal, Delegación Tlalpan,
México City, D.F., C.P. 14010 México
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-____ .

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 21, 2008

Grupo TMM, S.A.B.

By:
______________________________________
Jacinto Marina
Chief Financial Officer

This Form 6-K and the exhibit attached hereto are hereby incorporated by reference into the Registration Statement on Form F-3, Number 333-90710.

EXHIBIT INDEX

EXHIBIT 99.1 :	Press Release dated July 18, 2008 (GRUPO TMM COMMENTS IN INDEPENDENT AUDITORS' REPORT ON COMPANY'S CONSOLIDATED FINANCIAL STATEMENTS FOR YEAR ENDED 2007)

TMM COMPANY CONTACT:	AT DRESNER CORPORATE SERVICES:
Jacinto Marina, Chief Financial Officer	Kristine Walczak (investors, analysts, media)
011-525-55-629-8866 ext.2901	312-726-3600
jacinto.marina@tmm.com.mx	kwalczak@dresnerco.com

Monica Azar, Investor Relations
917-597-5361 or 011-525-55-629-8866 ext.3421
monica.azar@tmm.com.mx

GRUPO TMM COMMENTS ON INDEPENDENT AUDITORS’
REPORT ON COMPANY’S CONSOLIDATED
FINANCIAL STATEMENTS FOR YEAR ENDED 2007

(Mexico City, July 18, 2008) - Grupo TMM, S.A.B. (NYSE: TMM and BMV: TMM A; "TMM"); a Mexican intermodal transportation and logistics company, commented on its Auditors’ Report on the Company’s Consolidated Financial Statements for the year ended December 31, 2007, included in its Annual Report on Form 20-F for the period, filed with the SEC on June 30 of this year.

The Auditors’ Report states that “The continuation of the Company as a going concern is dependent upon the Company's ability to meet its financing requirements on a continuing basis, to comply with its present financing arrangements, and to succeed in its future operations”.

However, the Report also stated that, “The Company’s management has taken the following steps to improve its operating and financial results:

a) the acquisition of operating assets for the logistics segment, b) the acquisition of a new fleet of new vessels to replace an aging fleet of leased vessels, c) an organizational restructuring to reduce administrative expenses, and d) the commencement of a financing project to replace certain debt with Trust Certificates having more favorable conditions and interest rates.

The Company’s management believes that its 2008 business plan considers a significant increase in income and generation of cash from operations. These increases would be derived from business levels and assets that are substantially in place as of the end of the Company’s fiscal year 2007. Company’s management also believes that the aforementioned will permit the Company to continue on its positive trend of increasing efficiency and coverage ratios and realizing its current strategy of creating a healthy and competitive financial structure for the Company in the medium term.”

TMM reported at December 31, 2007, cash provided by operating activities of $37.2 million, and of $15.6 million in the first quarter of 2008. Cash flow from operations had not been positive since 2004.

Also,as part of TMM’s strategy to grow with the acquisition of profitable assets with contracted revenues, the Company has completed a Trust Certificates Program for up to 9.0 billion pesos through three tranches. This Trust Certificate facility is non-recourse to the Company and is tied to the useful life of the vessels purchased with the proceeds. The first and third tranches were rated AA and the second tranche was rated AA- by Fitch Ratings, reflecting TMM’s continued quality operating performance, increased demand for maritime transportation services and the Mexican Navigation Law principles.

This Program is the largest placement of long-term debt tied to the useful life of transportation assets that has been issued in the Mexican Market, setting a milestone for this kind of transaction in Mexico.

Headquartered in Mexico City, TMM is a Latin American multimodal transportation Company. Through its branch offices and network of subsidiary companies, TMM provides a dynamic combination of ocean and land transportation services. Visit TMM’s web site at www.grupotmm.com. The site offers Spanish/English language options.

Included in this press release are certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended,and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements speak only as of the date they are made and are based on the beliefs of the Company's management as well as on assumptions made. Actual results could differ materially from those included in such forward-looking statements. Readers are cautioned that all forward-looking statements involve risks and uncertainty. The following factors could cause actual results to differ materially from such forward-looking statements: global, US and Mexican economic and social conditions; the effect of the North American Free Trade Agreement on the level of US-Mexico trade; the condition of the world shipping market; the success of the Company's investment in new businesses; the ability of the Company to reduce corporate overhead costs and the ability of management to manage growth and successfully compete in new businesses These risk factors and additional information are included in the Company's reports on Form 6-K and 20-F on file with the United States Securities and Exchange Commission.